BACCHUS LAW GROUP	1511 West 40th Avenue
Corporate & Securities Law	Vancouver, BC V6M 1V7
Tel 604.732.4804
Fax 604.408.5177

June 21, 2006

Jeffrey Riedler
Assistant Director
Division of Corporate Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Riedler:

Re:	Novori Inc. (the “Company”)
Registration Statement on Form SB-2
Amendment No. 3
File No. 333-130344

In response to your comment letter dated June 19, 2006, please find enclosed three marked copies of the Company’s Amended Registration Statement No. 3 on Form SB-2/A for your review.

In response to your comments, the Company makes the following responses and has made the following changes to its Amended Registration Statement:

Liquidity and Capital Resources, page 34

1.	We note that you disclose that you will draw down the balance of your note during the next three months, however that is inconsistent with your disclosure that states that you have borrowed the entire amount of the $80,000 convertible note and do not have a remaining available balance. Please revise your disclosure to eliminate this inconsistency.

RESPONSE:

This section has been revised to eliminate the inconsistency.

Report of Independent Registered Public Accounting Firm, page F-1

1.	In accordance with Section 210.2-02(a)(2) of Regulation S-X, please revise your auditor’s report to include the signature of your auditors. The SB-2/A that was filed in EDGAR did not include the signature of your auditors.

RESPONSE:

The required signatures of our auditors, in accordance with Section 210.2-02(a)(2) of Regulation S-X, has been included.

Please do not hesitate to contact me if you have any questions.

Yours truly,

BACCHUS LAW GROUP

Per: /s/ Penny Green

Penny O. Green
Barrister, Solicitor & Attorney
Member, Washington State Bar Association
Member, Law Society of BC